FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) HAS FILED A FORM S-4 REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) REGARDING ITS PROPOSED MERGER WITH GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”). ENTERPRISE AND GULFTERRA HAVE ALSO FILED OTHER RELEVANT DOCUMENTS WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE FORM S-4 REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF ENTERPRISE AND GULFTERRA SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS AFTER THE FORM S-4 REGISTRATION STATEMENT IS DECLARED EFFECTIVE BY THE SEC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE FORM S-4 REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC AND IN THE SCHEDULE 13D FILED BY DAN L. DUNCAN WITH THE SEC, AS AMENDED ON DECEMBER 18, 2003 AND JUNE 2, 2004, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE FORM S-4 REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

        Enterprise Products Partners L.P. is filing excerpts from a presentation made at the RBC Capital Markets North American Energy and Power Conference held on June 8, 2004 that reference the proposed merger with GulfTerra.  A complete copy of the presentation can be found on Enterprise’s website, www.epplp.com, under “Investor Information” and “Presentations.”

PRESENTATION

Combination Reduces EPD’s Sensitivity to Higher Natural Gas Prices 46% decrease in overall operating income sensitivity Sensitivity defined as change from Baseline operating environment based on 2004 PIRA forecast ($3.94/MMBtu natural gas, $26.65/Bbl crude oil and 650-700 MBPD ethane demand) compared to operating environment during trough conditions in 2Q2003 & 3Q2003 ($5.25/MMBtu, $29.61/Bbl & 500-625 MBPD)

Capitalization Pro Forma for Merger As Adjusted capitalization pro forma for the acquisition of GulfTerra and purchase of S. Texas gas plants. Historical adjusted for May equity offering and proceeds from monetization of interest rate hedging program. %Net Debt to Net Capitalization % Debt to Total Capitalization Total Capitalization Partner’s Equity Minority Interests Long-term Debt Current Maturities of Debt Cash ($ in millions)

Ownership Pro Forma for Merger Historical as of December 31, 2003 adjusted for May 2004 equity offering and pro forma for acquisition of GulfTerra. (Units in millions) Public EPCO & affiliates Shell El Paso General Partner LP Units Ownership % Total